THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

February 17, 2010

VIA EDGAR (Correspondence Filing)

Mr. Bric Barrientos U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds  (the “Registrant”)

Post-Effective Amendment No. 32

File Nos. 333-132541; 811-21872

Dear Mr. Barrientos:

On behalf of the Registrant, this letter responds to the comments you provided to JoAnn Strasser with respect to Post-Effective Amendment No. 32 to the Registrant’s Registration Statement filed in order to register shares of the SMH Representation Trust (the “Fund”).  Your comments are set forth below and each is followed by the Registrant’s response.  Note that the Registrant intends to file in the summer of 2010 an amendment to its Registration Statement for the Fund that to comply with the new form N-1A statutory and summary prospectus requirements.

Prospectus

Comment 1:	Please add the following disclosure to the end of the first sentence in the “Fees and Expenses of the Fund” section: “(other than the indirect costs of investing in other funds)”
Response:	The disclosure has been added as requested.
Comment 2:	In the “Fees and Expenses of the Fund” section, please add a footnote to the fee table regarding wire fee on redemptions.
Response:	The following disclosure has been added as a footnote to the “Redemption Fee” line item in the fee table: A $15 fee may be charged for redemptions made by wire.
Comment 3:

In the “Fees and Expenses of the Fund” section, in the footnote to the fee table regarding the advisor’s contractual expense limitation agreement, please disclose who can terminate the expense limitation agreement and under what circumstances.

Response:	The following disclosure has been added: The expense limitation agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the Advisor.
Comment 4:

In the “Fees and Expenses of the Fund, Example of Hypothetical Fund Costs” section, please revise the expense example information to reflect the fact that shareholders will pay the fees and expenses of Underlying Funds.

Response:	The expense cap has been extended for three years and the disclosure has been revised as follows: YEAR 1 $~~[__]~~1 3 $~~[__]~~3
Comment 5:	In the “Management of the Fund, Portfolio Managers” section, please disclose the specific business experience of the portfolio managers since 2005 (e.g., job titles).
Response:

As filed, the Prospectus currently discloses that Mr. Cummer has been Senior Portfolio Manager since 1989 and the disclosure has been revised to indicate that Mr. Cummer has been President since December 2008.   The disclosure has been revised with respect to Mr. Moyers to indicate that Mr. Moyers has been Senior Portfolio Manager and Chief  Investment Officer since 1991.

Comment 6:	On the back cover, please revise the disclosure to indicate the SEC’s correct zip code of 20549-1520.
Response:	The disclosure has been revised as requested.

Statement of Additional Information

Comment 1:	In the “Trustees and Officers/ Compensation of the Board of Trustees” section, please estimate the compensation to be paid to the Trustees for the coming fiscal year.
Response:

The disclosure has been revised as follows:

The following table describes the estimated compensation to be paid to the Trustees of the Trust during the fiscal year ending June 30, 2010 ..  It is estimated that, for the fiscal year ending June 30, 2011, the aggregate compensation to each Trustee from the Fund will be approximately $400. The Fund was not in operation during the Trust’s fiscal year ended June 30, 2009. The Trust has no retirement or pension plans.

	Compensation Table
	Name of Person, Position(s)	Mr. Caldwell	Mr. Weisz	Dr. Pariser	Mr. Szilagyi
	Aggregate Compensation from the Fund	$ 10 0	$ 10 0	$ 10 0	$0
	Total Compensation from Fund Complex	$ 5,500	$ 5,500	$ 5,500	$0
Comment 2:	In the “Advisor” section, please disclose the portfolio manager compensation arrangement.
Response:

The following disclosure has been added:

Subject to the oversight and approval of the Advisor, Mr. Cummer and Mr. Moyers, as portfolio managers, have sole responsibility for the day-to-day management of the portfolio of the Funds. Messrs. Cummer and Moyers’ compensation is based on a salary plus a bonus based on the overall profits of SMH.

General

Comment 1:	Please provide a statement in response to the generic “Tandy” comments.
Response:

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP